Exhibit 99.1

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and nine months ended December 31, 2016

Unaudited - Prepared by Management

(US Dollars)

Portage Biotech Inc.

Consolidated Unaudited Interim Financial Statements

For the Three and Nine Months Ended December 31, 2016

(US Dollars)

Index

Notice to Reader	3

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Operations and Comprehensive Loss	5

Consolidated Interim Statements of Changes in Shareholders’ Equity	6

Consolidated Interim Statements of Cash Flows	7

Notes to Consolidated Interim Financial Statements	8-19

NOTICE TO READER OF CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

The consolidated unaudited interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at December 31, 2016 and for the year ended March 31, 2016, and the consolidated interim statement of operations, statement of changes in equity and cash flows for the nine-month period ended December 31, 2016 and are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed”	“signed”
Kam Shah CPA,C.A., Director	Declan Doogan MD, Director

February 24, 2017

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(US Dollars)

(Unaudited - see Notice to Reader dated February 24, 2017)

As at,	Note	December 31, 2016	March 31, 2016
			(audited)
Assets
Current
Cash		$252,137	$4,688,929
Advances and other receivable	4	46,440	203,940
		$298,577	$4,892,869
Long-term assets
Long term portion of the other receivable	4	78,750
Investment	5	700,000	700,000
Investment in associate	6	38,693,450	-
Intangible assets		-	4,035,973
Goodwill		-	3,000,000
Total assets		$39,770,777	$12,628,842

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		131,187	299,740
		$131,187	$299,740
Shareholders' Equity
Capital stock	7	17,055,197	17,055,197
Stock option reserve	8	1,599,983	5,075,853
Warrants	9	-	2,755,973
Retained earnings (Deficit)		20,984,410	(14,617,652)
Total Shareholders' equity		$39,639,590	$10,269,371
Non-controlling interests		$--	$2,059,731
Total equity		39,639,590	12,329,102
Total liabilities and Shareholders' equity		$39,770,777	$12,628,842
Commitments and Contingent Liabilities (Note 11)
Related Party Transactions (Note 13)

On behalf of the Board	“Kam Shah” Director	“Declan Doogan” Director
	(signed)	(signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Comprehensive Income

(US Dollars)

(Unaudited - see Notice to Reader dated February 24, 2017)

		Three months ended December 31,		Nine months ended December 31,
	Note	2016	2015	2016	2015

Expenses
Research and development	11	117,361	1,326,867	4,260,471	3,410,774
Consulting fees	12,13(ii)	114,225	3,355,824	1,262,846	3,643,482
Professional fees		14,736	130,644	324,784	273,722
Other operating costs	13(i)	13,411	18,386	75,822	69,350
Bank charges and interest		1,596	1,249	5,344	5,653
		261,329	4,832,970	5,929,267	7,402,981
Share of loss in associate	6	5,811,780	-	10,133,297	-
Gain on restating retained interest in associate at fair value	6	-	-	(42,299,248)	-
Loss on disposal of subsidiary	6	-	-	3,524,220	-

Net profit(loss) and comprehensive Profit(loss) for period		$(6,073,109)	$(4,832,970)	$22,712,464	$(7,402,981)
Net profit ( loss) and comprehensive loss attributable to:
Owners of the Company		(6,073,109)	(2,755,032)	25,078,743	(4,561,231)
Non-controlling interest		-	(2,077,938)	(2,366,279)	(2,841,750)
		$(6,073,109)	$(4,832,970)	$22,712,464	$(7,402,981)
Basic and diluted profit (loss) per share	10
Basic		$(0.02)	$(0.01)	$0.10	$(0.02)
Diluted		$(0.03)	$(0.01)	$0.09	$(0.02)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Nine Months ended December 31, 2016

(US Dollars)

(Unaudited - see Notice to Reader dated February 24, 2017)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Retained earnings (accumulated Deficit)	Non- controlling interest	Total Equity
Balance, April 1, 2015	206,775,791	$9,691,715	$1,312,519	$1,108,402	$9,452,864)	$1,455,532	$4,115,304
Issued under private placement	36,822,003	$5,155,080				$2,352,800	7,507,880
Private placement finders fee		$(257,754)					(257,754)
Finders fee settled in shares	1,841,100	$257,755					257,755
Shares and warrants issued by Biohaven to acquire intangible assets				$1,263,153		280,000	1,543,153
Options vested			3,534,868				3,534,868
Net loss for period					(4,561,231)	(2,841,750)	(7,402,981)

Balance, December 31, 2015	245,438,894	$14,846,796	$4,847,387	$2,371,555	(14,014,095)	$1,246,582	$9,298,225
Balance, April 1, 2016	253,438,894	$17,055,197	$5,075,853	$2,755,973	$14,617,652)	$2,059,731	$12,329,102
Options vested			1,119,755				1,119,755
Loss of control of subsidiary	-	-	(4,595,625)	(2,755,973)	10,523,319	306,548	3,478,269
Net income (loss) for period					25,078,743	(2,366,279)	22,712,464
Balance, December 31, 2016	253,438,894	$17,055,197	$1,599,983	$-	$20,984,410	$-	$39,639,590

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(US Dollars)

(Unaudited - see Notice to Reader dated February 24, 2017)

For the nine months ended December 31,	2016	2015

Cash flows from operating activities
Net income (loss) for period	$22,712,464	$(7,402,981)
Adjustments for non-cash items:
Loss on equity accounting of investment in associate	10,133,297	-
Value of shares and options expensed as consulting fee	1,108,903	3,488,973
Gain attributable to investment retained in former subsidiary	(38,775,028)	-
Value of options expensed as research and development	10,852	45,895
Net expenses of former subsidiary for the period to loss of control	426,295
Net change in working capital components
Other receivables	(97,606)	(181,720)
Accounts payable and accrued liabilities	44,031	(539,290)
	$(4,436,792)	$(4,589,123)

Cash flows into investing activities
Acquisition of intangible by Biohaven	$-	$(1,000,000)
Investment	-	(700,000)
	$-	$(1,700,000)

Cash flows from financing activities
Shares issued under private placement	$-	$5,155,080
Third party capital contribution at subsidiary	-	2,352,800
	$-	$7,507,880

(Decrease) Increase in cash during period	(4,436,792)	1,218,757
Cash at beginning of period	4,688,929	1,718,289
Cash at end of period	$252,137	$2,937,046

Supplemental disclosures
Non-cash investing activities
Shares and warrants issued by Biohaven towards acquisition of intangible assets	-	(1,543,154)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

December 31, 2016 and 2015

(Unaudited - see Notice to Reader dated February 24, 2017)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the pre-clinical stage, and as such no revenue has been generated and is expected within the foreseeable future, from its operations. The Company has negative cash flows from operating activities of approximately $4.4 million during the nine months ended December 31, 2016.

Biohaven Pharmaceutical Holding Company Ltd. (“Biohaven”), a company over which the Company lost a controlling interest during the period (Note 6) but still retains significant influence, has secured equity financing from third party investors that will allow it to further develop its pipeline of product candidates.  However, Biohaven will need substantial additional funding to complete the development of its product candidates and meet its other commitments.

The Company requires additional resources to enable its other subsidiaries to continue its development work and for additional acquisitions. The Company continues to obtain financing, although there are no assurances that the management’s plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2016.

These consolidated interim financial statements have been prepared on a historical cost basis except for stock based compensation and investments which are measured at fair value as detailed in Notes 4,5 and 7 to these financial statements.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

These consolidated interim financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on February 24, 2017.

(b)

Consolidation

The consolidated interim financial statements include the accounts of the Company and,

a.

Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.

Portage Pharmaceuticals Ltd. (PPL) a wholly owned subsidiary incorporated on April 5, 2013 under the laws of the BVI, as a BVI business company.

c.

EyGen Limited, which is a wholly owned subsidiary of PPL,  was incorporated on September 20, 2016 under the laws of the BVI.

d.

Biohaven Pharmaceutical Holding Company Limited (Biohaven), a private corporation incorporated in BVI on September 25, 2013. Biohaven financials were consolidated for the period to June 30, 2016. However, effective July 1, 2016, Biohaven was no longer considered a subsidiary but an associate and the Company’s investment in Biohaven is now accounted for on an equity basis as explained in Note 6.

All inter-company balances and transactions have been eliminated on consolidation.

(c)

Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)

Use of Estimates and judgments

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share- based compensation and investment.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2016 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s interim consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 - Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

4.

OTHER RECEIVABLE

The Company’s wholly owned subsidiary, PPL agreed to a settlement on October 19, 2016 with a supplier in respect of a claim made by PPL against the said supplier. As per the terms of this agreement, supplier agreed to pay a total of $ 120,000 to PPL, of which $30,000 was paid upon signing of the settlement agreement and balance would be payable in eight annual instalments of $ 11,250 starting from January 3, 2017.

Accordingly, $11,250 was included in advances and other receivable under current assets and the balance $78,750 was included under long term assets.

5.

INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at December 31, 2016, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6.

INVESTMENT IN ASSOCIATE

The Company held 52.85% of the issued outstanding shares of Biohaven as at March 31, 2016, which was reduced to 49.18% as at June 30, 2016 due to Biohaven being able to raise further equity financing from third parties. While the Company’s shareholding in Biohaven was below 50% as at June 30, 2016, the management considered other mitigating factors including the representation on the board and the Company being the single largest shareholder and concluded that it still had control and continued to consolidate Biohaven results and financial position as a subsidiary.

In October 2016, Biohaven secured an $80 million equity funding commitment from third party investors.  The first tranche of the financing, in the amount of $40 million, closed in October 2016, after which the Company’s ownership in Biohaven declined to 35.2% of Biohaven’s outstanding capital stock.  The second tranche of the financing, in the amount of $40 million, closed in February 2017. Thus, with the presence of more significant third party investment and potential future changes to the board structure, it is most likely that the Company’s substantive position is moving away from control to significant influence by the time of the annual accounts to March 2017. It would therefore be considered appropriate in the light of IAS34 to prepare interim accounts on the same basis as the final accounts will be prepared.

Accordingly, the Company concluded that Biohaven ceased to be its subsidiary effective July 1, 2016 and recognized it as a disposal of the subsidiary and a new investment in associate as per IFRS 10.

The accounting effects of the above changes included in these consolidated  financial statements are as follows:

Investment in associate on an equity basis as at December 31, 2016:

$
Fair value of investment retained in Biohaven on the date of loss of control based on the price of the last financing by Biohaven	48,826,747
Less: Loss of Biohaven for the six months ended December 31, 2016. Loss for the three months to September 30, 2016 attributable to the Company at 48.45% holding and loss for the remaining three months to December 31, 2016 attributable to the Company at 35.16%	(10,133,297)
Balance, at end of period	38,693,450

Gain attributable to recognizing the investment retained in Biohaven at its fair value at the date when control was lost:

$
Fair value of residual interest	48,826,747
Less: 48.45% of net assets and goodwill when control lost	(6,527,499)
Gain on retained interest	42,299,248

Loss on disposal of subsidiary:

		$
Fair value of retained investment in former subsidiary		48,826,747
Less: the carrying amount of former subsidiary
Net assets of subsidiary including goodwill consolidated at June 30, 2016	(13,472,650)
Minus: Non-controlling interest at June 30, 2016	3,420,931	(10,051,719)
Gain on loss of control		38,775,028
Less: Gain on retained interest		(42,299,248)
Loss on disposal of subsidiary		(3,524,220)

7.

CAPITAL STOCK

(a)

Authorized:  Unlimited number of common shares

(b)

Issued

	Nine months ended Dec. 31, 2016		Year ended March 31, 2016
	Common		Common
	Shares	Amount	Shares	Amount

Balance, beginning of period	253,438,894	$17,055,197	206,775,791	$9,691,715
Conversion of debts and coupons	-	-	-	-
Expired warrants	-	-		1,108,402
Issued under private placement	-	-	43,488,670	6,155,080
Finder/Commitment fee settled in shares	-	-	2,174,433	307,754
Finders fee/Underwriting costs	-	-		(307,754)
Shares issued as compensation	-	-	1,000,000	100,000
Balance , end of period	253,438,894	$17,055,197	253,438,894	$17,055,197

(c)

As at December 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	Issued	Cancelled	Balance at December 31, 2016
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	-	-	1,561,667

As at March 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2015	As at April 1, 2015	Issued	Cancelled	Balance at December 31, 2016
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	(1,000,000)	-	1,561,667

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(d)

As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders, which would be released in instalments over three years. Last instalment was released on October 28, 2016. All warrants in escrow expired in June 2015 and were cancelled. (As at March 31, 2016, 26,533,294 common shares were still under escrow)

8.

STOCK OPTION PLANS

	Nine months ended Dec. 31, 2016	Year ended March 31, 2016
Balance, beginning of period	$5,075,853	$1,312,519
Options vested during the epriod	287,459	454,078
Options to acquire equity in PPL granted to PPL management and vested	10,852	53,074
Options to acquire equity in Biohaven granted to Biohaven consultants and directors	821,444	3,256,182
Options granted by former subsidiary reversed on loss of control	(4,595,625)	-
Balance, end of period	$1,599,983	$5,075,853

(a)

On October 11, 2016, The Board of Directors of the Company approved and issued total of 1,267,194 options to the two independent directors as joining bonus under the 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. These Options will vest in four equal annual instalments starting from October 11, 2017.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	59.92%
Expected life	1826 days
Market price	US$0.13

The fair value of the options as per the Black-Scholes option pricing model amounted to $77,970. None of the options was vested on December 31, 2016. The value of the options will be accounted upon vesting of the related options as per the accounting policy.

(b)

On December 19, 2016, The Board of Directors of the Company approved and issued total of 2,3000,000 options to five consultants including 350,000 Options to the two independent directors for services provided under the 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. These Options will vest in equal monthly instalments over the two years starting from January 1, 2017.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	65.55%
Expected life	1826 days
Market price	US$0.14

The fair value of the options as per the Black-Scholes option pricing model amounted to $171,234. None of the options was vested on December 31, 2016. The value of the options will be accounted upon vesting of the related options as per the accounting policy.

(c)

The following is a summary of all active Stock Option Plan as at September 30, 2016:

Stock Option Plan	As at December 31, 2016	As at March 31, 2016
Plan	2013 Option Plan	2005 Option Plan	2013 Option Plan	Total
Date of Registration	Dec 19, 2013 and March 17, 2015	Dec 5, 2005	Dec 19, 2013 and March 17, 2015

Registered *	20,167,579	1,000,000	20,167,579	21,167,579
Issued to beginning of period	16,750,000	1,000,000	9,750,000	10,750,000
Outstanding, beginning of period	16,750,000	560,000	9,700,000	10,260,000
Issued	3,567,194	-	7,050,000	7,050,000
Exercised	-	-	-	-
Expired		(560,000)		(560,000)
Outstanding, end of period	20,317,194	-	16,750,000	16,750,000

Options fully vested	12,562,486	-	7,931,246	7,931,246
Options not yet vested	7,754,708		8,818,754	8,818,754
	20,317,194	-	16,750,000	16,750,000

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(b)

The weighted average exercise price of the outstanding stock options was US$0.15 as at December 31, 2016 and March 31, 2016 and weighted average remaining contractual life was approximately 3.5 years (approximately 3.95 years as at March 31, 2016).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. All unvested Options will vest immediately upon change of control.The exercise price was more than the market price on the date of the grants for all options outstanding as at December 31, 2016 and March 31, 2016.

9.

WARRANTS

(i)

Movements during the period were as follows:

	Nine months to Dec. 31, 2016			Year ended March 31, 2016
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
		$	$		$	$
Issued and outstanding, beginning of period	1,200	2,800	2,755,973	87,906,420	0.30	1,108,402
Exercised	-	-	-	-	-
Expired	-	-	-	(87,906,420)	(0.30)	(1,108,402)
Warrants issued by Biohaven to acquire intangible assets				1,200	2,800	2,755,973
Reversed on loss of control of Biohaven	(1,200)	(2,800)	(2,755,973)
Issued and outstanding, end of period	-	-	-	1,200	2,800	2,755,973

10.

INCOME(LOSS) PER SHARE

The following are the details of basic and fully diluted shares for the purpose of computing the income(loss) per share:

	Three months ended Dec. 31,		Nine months ended Dec. 31,
	2016	2015	2016	2015
	Number of common shares issued and outstanding
Basic	253,438,894	245,438,894	253,438,894	236,847,093
Fully diluted	273,756,088	*	273,756,088	*

The Company had approximately 20.3 million options which were not exercised as at December 31, 2016 (December 31, 2015: 9.7 million). Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share for the period of three and nine months ended December 31, 2016 and 2015.

11.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(b)

PPL has extended consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2017 and carrying a total monthly commitment of $22,667. Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(c)

Certain of the Company’s executive directors are entitled to compensation for the services provided during the period. These directors have agreed to take shares in lieu of or in addition to cash fee. The Board of Directors of the Company have not yet agreed the amount of compensation and number of shares that may be issued.

12.

CONSULTING FEE

	Three months ended December 31,		Nine months ended December 31
	2016	2015	2016	2015
Cash fee	$50,968	$51,256	$153,943	$102,256
Options issued to management and directors	49,421	56,556	225,005	153,919
Options issued to others	13,836	11,568	62,455	31,483
Biohaven options granted to Biohaven consultants and management	-	-	821,443	-
	$114,225	$119,380	$1,262,846	$287,658

13.

RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)

Business expenses of $636 and $ 2,917 respectively for three months and nine months ended December 31, 2016 ($521 and $ 2,174 respectively for three and nine months ended December 31, 2015) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $45000 and $ 135,000 respectively for three months and nine months ended December 31, 2016. ($45,000 and $135,000 respectively for three months and nine months ended December 31, 2015).

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	December 31, 2016		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	252,137	252,137	4,688,929	4,688,929
Advances and other receivable (level 2)	125,190	125,190	203,940	203,940
Investment (level 3)	700,000	700,000	700,000	700,000
Investment in associate (level 3)	7,001,000	38,693,450	-	-

Financial liabilities
Accounts payable and accrued liabilities (level 2)	131,187	131,187	299,740	299,740

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to major credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over eight years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the matter on a regular basis.

c)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it will require further funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  The Company has already initiated actions to secure further funds through equity financing at its subsidiary level and potential partnership arrangement.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

15.

CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 131,000 as at December 31, 2016 ($0.3 million as at March 31, 2016) and current assets, mostly in cash, of approximately $0.3 million ($4.9 million as at March 31, 2016). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

As at December 31, 2016, the shareholders’ equity was approximately $ 40 million ($10 million as at March 31, 2016), $0.3 million ($4.7 million as at March 31, 2016) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and nine months ended December 31, 2016 and December 31, 2015.